Item 77I: Terms of new or amended securities

(a)	N/A

(b)
On June 27, 2013, Aberdeen Asia-Pacific Income Fund, Inc. (the “Fund”) issued a private offering of 2 million shares of Series A Mandatory Redeemable Preferred Shares due June 25, 2023 (the “Series A MRPS”). The Series A MRPS have a liquidation value of $50 million and are rated ‘AA’ by Fitch Ratings.

Except for matters which do not require the vote of the holders of the Series A MRPS under the Investment Company Act of 1940, as amended (“1940 Act”), and except as otherwise provided in the Fund’s Charter or Bylaws, or as otherwise required by applicable law, holders of the Series A MRPS have one vote per share and generally vote together with holders of common stock as a single class on all matters submitted to the Fund’s stockholders. The holders of the Series A MRPS, voting separately as a single class, have the right to elect at least two directors of the Fund.

Distributions to Series A MRPS shareholders are accrued daily and paid quarterly based on an annual rate of 4.125%. The Fund may not pay distributions to its preferred shareholders unless (i) the pro forma asset coverage ratios for the Series A MRPS, as calculated in accordance with the Fitch Ratings total and net overcollateralization tests per the ‘AA’ rating guidelines outlined in Fitch Rating’s closed-end fund criteria, is in excess of 100%, and (ii) the Fund’s asset coverage ratios for the Series A MRPS, as calculated in accordance with the 1940 Act, is in excess of 225%.

On June 12, 2013, the Fund entered into a note purchase agreement (the “Note Purchase Agreement”) with institutional investors relating to the private placement of $200 million of senior secured notes rated ‘AAA’ by Fitch Ratings ($100,000,000 in 3.05% Series A Senior Secured Notes due June 12, 2020 and $100,000,000 in 3.69% Series B Senior Secured Notes due June 12, 2023) (the “Notes”).  The Notes are secured obligations of the Fund and, upon liquidation, dissolution or winding up of the Fund, will rank senior to all unsecured and unsubordinated indebtedness and senior to any common or preferred stock pari passu in priority and security with all other secured indebtedness. Noteholders are entitled to receive cash interest payments semi-annually until maturity.

The Notes were issued in private placement offerings to institutional investors and are not listed on any exchange or automated quotation system.

The Notes may be prepaid in certain limited circumstances at the option of the Fund. The Notes are also subject to optional prepayment to the extent needed to satisfy certain requirements if the Fund fails to meet an asset coverage ratio required by the terms of the Notes and is not able to cure the coverage deficiency by the applicable deadline.

The securities purchase agreement relating to the Series A MRPS and Note Purchase Agreement includes usual and customary covenants for the applicable type of transaction. These covenants impose on the Fund asset coverage requirements, Fund composition requirements and limits on certain investments, such as illiquid investments, which are more stringent than those imposed on the Fund by the 1940 Act.